Results Driven. Manufacturing Focused.





Corporate Presentation

March 2017



www.sanchezenergycorp.com

Legal Disclaimers

Comanche Asset Acquisition The "Comanche asset acquisition" refers to the transaction pursuant to which Sanchez Energy Corporation ("Sanchez Energy", "SN" or the "Company") together with an entity controlled by The Blackstone Group L.P. ("Blackstone") purchased certain developed and undeveloped oil and gas assets in Maverick, Dimmit, Web and LaSalle Counties, Texas from Anadarko E&P Onshore LLC and Kerr-McGee Oil & Gas Onshore LP for approximately $2.1 billion subject to post-closing adjustments. The effective date of the acquisition is July 1, 2016. Our estimated reserve information includes that of Sanchez Energy including, unless otherwise stated, the reserves acquired in the Comanche asset acquisition. Unless otherwise stated, this presentation gives pro forma effect to the completion of the Comanche asset acquisition and all references in this presentation to (i) reserves as of year-end 2016 or 2016 and (ii) acreage, drilling locations, operational and production information as of year-end 2016, 2016 or later are pro forma for the Comanche asset acquisition, except for where context indicates otherwise, which do not give pro forma effect to the Comanche asset acquisition.

Forward Looking Statements This presentation contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this presentation that address activities, events, conditions or developments that Sanchez Energy expects, estimates, believes or anticipates will or may occur or exist in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management. When used in this presentation, words such as "will," "potential," "believe," "estimate," "intend," "expect," "may," "should," "anticipate," "could," "plan," "predict," "project," "profile," "model," "strategy," "future" or their negatives or the statements that include these words or other words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, statements, express or implied, concerning Sanchez Energy's future operating results and returns, Sanchez Energy's strategy and plans or view of the market, or Sanchez Energy's ability to replace or increase reserves, increase production, generate income or cash flows, and reduce leverage ratios are forward-looking statements. Forward-looking statements are not guarantees of performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Although Sanchez Energy believes that the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Important factors that could cause Sanchez Energy's actual results to differ materially from the expectations reflected in its forward-looking statements include, among others: Sanchez Energy's ability to successfully execute its business and financial strategies; the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities; Sanchez Energy's ability to utilize the services personnel and other assets of Sanchez Oil and Gas pursuant to existing services agreements; Sanchez Energy's ability to replace the reserves it produces through drilling and property acquisitions; the realized benefits of Sanchez Energy's various acquisitions and the liabilities assumed in connection with these acquisitions, including the Comanche asset acquisition; the realized benefits of Sanchez Energy's ventures; the realized benefits of Sanchez Energy's transactions with Sanchez Production Partners LP; the realized benefits of Sanchez Energy's partnership with Blackstone; the extent to which Sanchez Energy's drilling plans are successful in economically developing its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future projects; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the extent to which Sanchez Energy can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing; Sanchez Energy's ability to successfully execute its hedging strategy and the resulting realized prices therefrom; The credit worthiness and performance of our counterparts including financial institutions, operating partners and other parties; competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services; Sanchez Energy's ability to access the credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements; the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities; Sanchez Energy's ability to compete with other companies in the oil and natural gas industry; the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities; developments in oil-producing and natural-gas producing countries, the actions of the Organization of Petroleum Exporting Countries and other factors affecting the supply of oil and natural gas; Sanchez Energy's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties; unexpected results of litigation filed against Sanchez Energy; the extent to which Sanchez Energy's crude oil and natural gas properties operated by others are operated successfully and economically; the use of competing energy sources and the development of alternative energy sources; the extent to which Sanchez Energy incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage; and the other factors described under ITEM 1A, "Risk Factors," in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and any updates to those factors set forth in its subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by Sanchez Energy's forward-looking statements may not occur, and, if any of such events do, Sanchez Energy may not have correctly anticipated the timing of their occurrence or the extent of their impact on its actual results. Accordingly, you should not place any undue reliance on any of Sanchez Energy's forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made and Sanchez Energy undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Oil and Gas Reserves The Securities and Exchange Commission ("SEC") requires oil and gas companies, in their filings with the SEC, to disclose "proved oil and gas reserves" (i.e., quantities of oil and gas that are estimated with reasonable certainty to be economically producible) and permits oil and gas companies to disclose "probable reserves" (i.e., quantities of oil and gas that are as likely as not to be recovered) and "possible reserves" (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). We may use certain terms in this presentation, such as "resource potential" or "EURs" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. The calculation of resource potential, EURs and any other estimates of reserves and resources that are not proved, probable or possible reserves are not necessarily calculated in accordance with SEC guidelines. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Non-GAAP Measures Included in this presentation are certain non-GAAP financial measures as defined under Securities and Exchange Commission Regulation G. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and the reconciliation to GAAP measures provided in this presentation.

© 2017 Sanchez Energy Corporation

Sanchez Energy Overview

SN LISTED NYSE

Market Cap[1]   ~$1,000 MM
Enterprise Value[1] ~$2,500 MM

- **Dominant Western Eagle Ford Acreage Position**
  - Over 4,000 net drilling locations across 335,000 net acres

- **3-year production CAGR of ~ 20%**
  - Potential to increases to ~35% with higher reinvestment case

- **Relentless Focus On Increasing Well Economics**
  - Lowered well costs by over 60% since the end of 2014

- **Significant Resource Potential**
  - Over 4,000 net drilling locations

- **Strengthening Balance Sheet**
  - ~$800 million of liquidity[4] as of 12/31/16



Eagle Ford Shale

Net Acreage:	~335,000 [2]
Avg. 2016 Production:	53,350 Boe/d
Pro-Forma Production:	~80,000 Boe/d[2]

Tuscaloosa Marine Shale ("TMS")

Net Acreage: ~50,000 acres[2]

100 Miles

1. *Based on a closing stock price of $13.06 as of 2/06/17 and 78.5 million shares outstanding. Enterprise Value includes convertible preferred stock at book value (~$254 million) less ~$500 million of cash*
2. *As of 12/31/16 pro-forma pending acquisition*
3. *As of 12/31/2015*
4. *Liquidity includes approximately $500 million of cash and cash equivalents plus elected commitment of $300 million on credit facility*

© 2017 Sanchez Energy Corporation

Sanchez Energy: Transformation in 2016…

2016

$2.3 Billion Comanche Acquisition
Will acquire 300 MMBoe of proved reserves and ~67,000 Boe/d in the Eagle Ford

Factory Model Based on Robust Manufacturing Processes
Well cost reduction of over 60% and increased EURs

Organically Leased Additional 110,000 Net Eagle Ford Acres
Complementary to existing acreage position

Strengthen Financial Position
Divested midstream assets and non-core Eagle Ford acreage

Note: Comanche acquisition was signed and announced on 1/12/2017

© 2017 Sanchez Energy Corporation

…Leads to Creation of Shareholder Value



3 yr. Projected Production CAGR Over 30%

EBITDA Projected to More Than Double by 2018

Leverage Ratio Reduced to Less Than 3.0x in 2018

On the Path To Generate Significant Free Cash Flow in 2018 and Beyond

- ◆ Results in the ability to deliver both free cash flow and production growth

- ◆ Improves the balance sheet at a quick pace

- ◆ Provides flexibility to pursue additional opportunities for growth

© 2017 Sanchez Energy Corporation

Sanchez Energy – Building Asset Base in 2016

SN LISTED NYSE

YE 2015: ~200,000 Net Eagle Ford Acres



EagleFord
SN Leases
Oil
Condensate
Dry Gas
20
Miles

Through a series of strategic initiatives, Sanchez Energy is now one of the largest operators in the basin, focused on multiple-bench development in the Western Eagle Ford

Top 15 Eagle Ford Acreage Positions[1]



SN Added ~170,000 Net Acres
Net Eagle Ford Acres
600,000
500,000
400,000
300,000
200,000
100,000
0
EP Energy
Carizo
Pioneer
Reliance
Murphy
Marathon
SM Energy
Anadarko
SN 2015
ConocoPhillips
BHP
WildHorse
Chesapeake
Apache
SN 2016PF
Lewis
EOG

(1) *RBC Capital Markets Research Report 1/3/17*

Current Position
~585,000 Gross (~335,000 Net) Operated EF Acres



EagleFord
SN Leases
Leased
Acquired
Oil
Condensate
Dry Gas
20
Miles

© 2017 Sanchez Energy Corporation

Sanchez Energy Transformation Snapshot

Proved Reserves



2017 Focus on Converting PUDs & PDNP to PDP
(MMBoe)
350
300
250
200
150
100
50
0
59
135
128
~190
~340
2013
2014
2015
2016E
PF 2016
Proved Developed
Proved Undeveloped

SN Production



Boe/d
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
9,100
30,430
52,524
~53,000
~80,000
2013
2014
2015
2016E
2017E

Net Acreage Position



Net Acres
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
138,977
273,432
262,371
324,661
397,314
2013
2014
2015
2016E
PF 2016
Eagle Ford
Non-EF

Net Drilling Locations*



Net Locations
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1,700
2,000
2,275
3,187
4,181
2013
2014
2015
2016E
PF 2016

**Location counts do not include prospective locations*

All pro forma 2016 and 2017E information assumes closing of the Comanche acquisition

7

© 2017 Sanchez Energy Corporation

Large Inventory of High Rate of Return Locations

Inventory of over 4,000 High Rate of Return Net Drilling Locations

Maverick	
Net Drilling Locations	~1,000
3-Stream EUR (MBoe)	350
Est. Capital Cost ($MM)	**$3.0**
IRR (%)*	60-80%
NPV10 / Well($M)*	$3,371

Comanche	
Net Drilling Locations	~1,000
3-Stream EUR (MBoe)	~625
Est. Capital Cost ($MM)	**$3.2**
IRR (%)*	70-100%+
NPV10 / Well($M)*	$3,079 - $5,247

Catarina	
Net Drilling Locations	1,400+
3-Stream EUR (MBoe)	600 – 1,150
Est. Capital Cost ($MM)	**$3.2**
IRR (%)*	45-100%+
NPV10 / Well($M)*	$2,247 - $4,546

Javelina	
Net Drilling Locations	300+
3-Stream EUR (MMcfe)	12,000
Est. Capital Cost ($MM)	**$6.0 - $7.5**



EagleFord
Maverick
Javelina
Catarina
Comanche
Oil
Condensate
Dry Gas
UVALDE
MEDINA
ZAVALA
MAVERICK
DIMMIT
LA SALLE
MCMULLEN
WEBB
DUVAL
Maverick
Comanche
Catarina
Javelina
10
Miles

**Price Deck: 12/30/2016 Strip; NGLs 30% WTI; Prices held flat subsequent to 2021*
NPV10= Future Projected Cash Flows discounted at 10%; See "Legal Disclaimers – Non-GAAP Measures" and "Non-GAAP Reconciliation and Measures".

© 2017 Sanchez Energy Corporation

Strong Net Asset Value

Location Summary

Area	Net Producing + DUC Wells	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Wells	Total Net Locations
Comanche	392	832	162	994	1,386
Catarina	333	846	626	1,472	1,805
Maverick	47	522	480	1,002	1,049
Javelina	0	170	170	340	340
Palmetto	18	153	77	230	248
Other	75	134	9	143	218
Total	**865**	**2,657**	**1,524**	**4,181**	**5,046**

Net Present Value at 12/30/16 Strip ($MM)[3]

Area	Net Producing Well & DUC Value	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Locations	Total Value
Comanche	$922	$1,448	$222	$1,670	$2,592
Catarina	$482	$1,205	$139	$1,344	$1,826
Maverick	$89	$765	$189	$954	$1,043
Javelina	-	$384	$217	$601	$601
Palmetto	$8	$410	$121	$531	$539
Other	$44	$117	$7	$124	$168
PDP + Development Value	**$1,545**	**$4,329**	**$895**	**$5,224**	**$6,769**
Grand Total					**$6,769**

Location Counts and Values as of 12/31/2016 for Legacy Assets and 3/1/2017 for the Comanche Asset
Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI
Does not include Prospective Locations
(1) Engineered Locations – SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing
(2) Contingent Locations – Drilling Locations have between a 75% and 90% chance of being commercially economic at the assumed price deck
(3) Net Present Value = Future Projected Cash Flows discounted at 10%; See "Legal Disclaimers – Non-GAAP Measures" and "Non-GAAP Reconciliation and Measures".

© 2017 Sanchez Energy Corporation

SN
LISTED
NYSE

Operations and Asset Development

A Process Driven Manufacturing Approach

© 2017 Sanchez Energy Corporation

Multi-Bench Development

SN LISTED NYSE

Total Eagle Ford Thickness



EagleFord Thickness
SN Leases
Western Eagle Ford
Karnes Trough
20
Miles

Eagle Ford Well Density



EF WELL DENSITY
Wells within 640ac blocks
1-4
5-7
8-10
11-14
15-32
SN Leases
Western Eagle Ford
Karnes Trough
20
Miles

- **Multi-Bench Development Across Western Eagle Ford**
  - Lower, Middle and Upper Eagle Ford Shale with upside in Austin Chalk and Pearsall Shale
- **Western Eagle Ford Has a Lower Well Density Than the Rest of the Eagle Ford**
  - SN holds 335,000 net acres in the Eagle Ford; 4,000+ net drilling locations
  - Presence of large contiguous ranches facilitate efficient development
- **Western Eagle Ford Has Seen Limited Industry Activity over the past 2-3 Years**
  - Current completion designs yielding significant increase to well results

© 2017 Sanchez Energy Corporation

Multi-Bench Development Potential

SN LISTED NYSE


BRISCOE CATARINA RANCH 1 [MD]
GR
MD
Ro_calc
PHIT_SRK
SW_PHIT
CORE_TOC
Vsh_Larionov_K
Gamma ray
HT90
BVW_PHIT
CORE_SW
TOC_SCHMOKER_SRK
XRD_TOTAL_CLAY
Color fill
CORE_PHI_DRY
SW_simple_pay
TOC
7650
7700
7750
7800
7850
7900
7950
8000
8050


Brittleness
TOC

TARGET BENCH	DEVELOPMENT ZONE	FUTURE GROSS DEVELOPMENT LOCATIONS
AUSTIN CHALK E	LOWER AUSTIN CHALK	1,000-1,500
UPPER EAGLE FORD A	UPPER EAGLE FORD	2,000-3,000
UPPER EAGLE FORD B FRAC BARRIER		
UPPER EAGLE FORD C	MIDDLE EAGLE FORD	2,000-3,000
UPPER EAGLE FORD D FRAC BARRIER		
LOWER EAGLE FORD A LOWER EAGLE FORD B	LOWER EAGLE FORD	2,000-2,500
LOWER EAGLE FORD C FRAC BARRIER		

Note: "Future Development Locations" are representative of gross locations

© 2017 Sanchez Energy Corporation

Completion Enhancements Increasing Type Curves

Impact of Completion Design on Catarina Well Results[1]



2016 Completion
~1,000 Mboe

2015 Completion
~700 Mboe

Pre-2014 Completion
~450 Mboe

Pre-2014 Completions	
Proppant Loading (lbs/ft)	750 – 1,200
Stage Spacing (ft.)	250-300
Well Cost ($MM)	$7.5
3 Stream EUR (MBoe)	<450



2016 Completions	
Proppant Loading (lbs/ft)	1,750 – 2,000
Stage Spacing (ft.)	200-250
Well Cost ($MM)	$3.0
3 Stream EUR (MBoe)	600 – 1,150

(1) Includes well results from various regions of Catarina with similar completion design by year.

© 2017 Sanchez Energy Corporation

South Central Development

E33 Pad Continues to Outperform South Central Type Curve

- ◆ **E-33 step out pad continues to outperform and is tracking ~20% above the current South Central Type Curve**

- ◆ **In the process of flowing back 14 total horizontal wells with enhanced completions**
  - ❖ The E34, E35 and E36 pads were completed with higher proppant loading of ~2,800 lbs/ft. compared to the ~1,750 lbs/ft. on the E33

- ◆ **Plan to spud E44 appraisal pad later this year as additional appraisal wells potentially increasing location count**





© 2017 Sanchez Energy Corporation

Cost Structure Compared to Eagle Ford Peers

SN LISTED NYSE



* Source: All data excluding the "SN Current" was obtained from RS Energy Group, based on wells drilled in 2016.
** Peers include: APC , CHK, COG, CRZO, DVN, ECA, EOG, EPE, Lonestar, MRO, MUR, NBL, PVA, SFY, SM

© 2017 Sanchez Energy Corporation

South Central Catarina Well Economics

Margin Increases through Retention of Operating Efficiencies in a Rising Service Cost Environment

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	**$3.00**	**$3.25**	**$3.50**
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$2.80	$3.33	$3.77
NPV	$4,026M	$5,283M	$6,640M
IRR	86%	95%	100%+

NGL Price Assumption = 30% WTI Oil

© 2017 Sanchez Energy Corporation

Focus on Integration and Scalability

Many Aspects Of The Comanche Acquisition Are Strategically Similar To The Acquisition Of Catarina

Acquisition Comparison	Catarina Acquisition	Comanche Acquisition
Acquisition Value Buildup	PDP + DUCs = ~75% Value	PDP + DUCs = ~80% Value
Extensive DUC Inventory	22 DUCs	132 DUCs
Area of Interest	Western Eagle Ford	Western Eagle Ford
Gross Eagle Ford Development Locations	1,500 Future Development Locations	4,000 Future Development Locations
Developed Water Infrastructure System	✓	✓
Developed Third Party Gathering	✓	✓
Developed Road & Facilities Infrastructure	✓	✓

© 2017 Sanchez Energy Corporation

Comanche Activity Update

SN LISTED NYSE

- **Focused on Integration**
  - Sanchez's Comanche asset team has been meeting since January
  - Began vendor negotiations in January to get in front of service cost inflation

- **DUC Focused Operations**
  - Expect to complete 132 drilled but uncompleted (DUC) wells over the next 4 quarters
  - Highest rate of return project in Sanchez's portfolio
  - Testing 10,000 ft laterals

- **Drilling Activity Ramping Up**
  - Infill drilling opportunities around current DUC inventory
  - Activity focused on areas 3 and 5



2017 Capital Activity Focused on DUC Completion and Drilling in Areas 3 and 5 Offsetting Catarina



SN Comanche Acquisition Closes — **3/1/2017**

Completion Spreads Operating — **3/3/2017**

1st Rig Begins Operations — **3/25/2017**

2nd & 3rd Rigs Begin Operations — **mid-April**

Initial flow back expected From DUC wells — **late April**

4th & 5th Rigs Begin Operations — **early May**

Targeting double digit production growth — **12/31/2017**

© 2017 Sanchez Energy Corporation

2017 Capital Guidance

2017 Capital Budget

- **Catarina**
- **Maverick**
- **Comanche**
- **Comanche DUC**
- **Palmetto**
- **Land/Infrastructure/G&G**



23% — 21% — 37% — 10% — 7% — 2%

2017 Total Capital Budget: $425 MM - $475MM
2018 Total Capital Budget: ~$500 MM

Eagle Ford Operated

	Rigs	Net Wells	Capital ($MM)
Catarina	1.5	53	$160 - $170
Maverick	1	35	$100 - $110
Comanche	3.5	21	$90 - $100
Comanche DUC	--	32	$40 - $50
Total		**141**	**$390 - $430**

Eagle Ford Non - Operated

	Rigs	Net Wells	Capital ($MM)
Palmetto	<1	3	$5 - $10

Other

Land/Infrastructure/G&G	$30 - $35

19

© 2017 Sanchez Energy Corporation

Sanchez Energy Positioned for Significant Growth

SN
LISTED
NYSE

Comanche Provides Significant Production Growth While Operating Within Cash Flow in the Next 12-18 Months



Increased Production Growth Outlook

◆ 3 year organic production growth CAGR now projected over 10% per year

◆ Production levels double 2016 exit rate by 2018

Legacy Asset Production Continues to Grow

◆ Additional locations in Maverick and improved type curves in South Central Catarina help grow legacy production

© 2017 Sanchez Energy Corporation

Financial Flexibility to Increase Capital Spending…

SN LISTED NYSE

Comanche Expected to Deliver Production Growth While Internally Funding CapEx in 2018







SN Base Case ($MM)*

Free Cash Flow
$150
$100
$50
$0
($50)
($100)
2017E
2018E
2019E

SN + Accelerated Capital Spending ($MM)*

Accelerated CapEx
Operating Cash Flow
$1,000
$800
$600
$400
$200
$0
Base CapEx
Base CapEx
Base CapEx
2017E
2018E
2019E

Illustrative example of production growth given the reinvestment of free cash flow

** Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI*
Free Cash Flow is a non-GAAP financial measure see "Non-GAAP Reconciliation and Measures"

© 2017 Sanchez Energy Corporation

…And Increase Production and NAV

SN LISTED NYSE

Production Growth and Free Cash Flow Expected to Reduce Leverage Ratios Significantly Over the Next Two Years







Improved Production Growth Rate

200
150
100
50
0
Production (Mboe/d)
3-Year CAGR ~35%
3-Year CAGR ~20%
current outlook
accelerated capex case
2017E
2018E
2019E

SN Leverage[(1)]

3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
SN's Leverage Ratio
current outlook
accelerated capex case
2017E
2018E
2019E

Capital Spending Acceleration

- 3 year CAGR increases to ~30%
- Increases NAV by ~$191 million



Debt Leverage Below 2.5x in 2018

* Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI
(1) Calculated on a LTM Net Debt basis

© 2017 Sanchez Energy Corporation

Extensive Field Infrastructure

SN LISTED NYSE

Extensive Field Gathering and Water Infrastructure Throughout Comanche

3rd Party Gathering System


Maverick
Oil Handling Facility
Brasada Gas Plant
Dimmit
La Salle
Webb
10 Miles
TEXAS

Comanche Acreage
Gas Gathering
Oil Gathering
Water Infrastructure

- 548 miles of gas pipeline and 241 miles of oil pipeline
- 24 compressor stations with centralized delivery points

Comanche Water Infrastructure


Asherton
Google earth

Identified for further Infrastructure Buildout
Water Infrastructure

- Water infrastructure is sufficient in Areas 3, 4, 5, and 7
  - Pipeline system will support up to 12 rigs and 6 frac spreads of simultaneous activity
- 18” and 22” trunk lines with 18” spur lines to ~85% of the acreage position

© 2017 Sanchez Energy Corporation

SPP Midstream Relationship

SN LISTED NYSE

Western Eagle Ford Focus Results in Synergies Through SPP's Midstream Asset Base



EagleFord
SN Leases
Oil
Condensate
Dry Gas
ZAVALA
FRIO
ATASCOSA
MAVERICK
DIMMIT
MCMULLEN
LA SALLE
WEBB
DUVAL
Raptor Gas Processing Facility
Carnero Gathering Line
VelociFrac Fractionator
Catarina
VelociFrac Ethane Line
Raptor Seco Pipeline
10
Miles

© 2017 Sanchez Energy Corporation

Financial Highlights

© 2017 Sanchez Energy Corporation

Financial Strategy

- **Maintain Adequate Liquidity**
  - ❖ Monetized non-core assets to build liquidity
  - ❖ No near term debt maturities

- **Achieve Upside Through Balanced Commodity Mix**

- **Continue Active Hedge Program to De-Risk Cash Flows**

- **Focus on Remaining a Low Cost Leader**
  - ❖ Improves margins
  - ❖ Drives value creation for shareholders

- **Decrease Leverage Through Cash Flow Growth**

© 2017 Sanchez Energy Corporation

Extended Debt Maturity Runway

◆ **No Bonds Maturing Until 2021**

◆ **Revolver Currently Undrawn**

◆ **Robust Covenant Headroom**

 ❖ High yield has no financial maintenance covenants

 ❖ Maintenance covenants under existing revolver are:
 - 1.0x Current Ratio
 - 2.0x Net First Lien Debt/LTM EBITDA



Note: 7.75% Senior Notes mature June 2021; 6.125% Senior Notes mature January 2023

© 2017 Sanchez Energy Corporation

Achieve Upside Through Blended Commodity Mix

SN LISTED NYSE

- ◆ **NGL Discount to WTI Expected to Shrink**
  - ❖ Multiple ethane crackers expected to come online starting in 2017
  - ❖ Growing propane exports

- ◆ **Natural Gas**
  - ❖ Strategically located near export lines to Mexico
  - ❖ LNG exports growing

- ◆ **Oil**
  - ❖ Higher realized prices than Permian and Bakken
  - ❖ Ability to ramp oil by focusing activity in high oil cut areas

Diversified Exposure To All Three Commodity Streams Allows for Capital Allocation Decisions To Be Product Neutral

2016 Commodity Mix (% of Production)*	2016 Commodity Mix (% of Revenue)*





* Reflects commodity mix for nine months ended 9/30/16

© 2017 Sanchez Energy Corporation

Focus on Remaining a Low Cost Leader



SN's Low Cost Leadership Improves Margins and Supports the Company's Capital Program

(1) For the years ended Dec. 31, 2012, 2013, 2014, 2015 and 2016 cash G&A excludes non-cash stock-based compensation of approximately $25.5 million ($54.49/Boe), $17.8 million ($4.58/Boe), $12.8 million ($1.15/Boe), $14.8 million ($0.77), $12.8 million ($2.70/Boe) and $37.1 million ($1.90/Boe), respectively.

(2) For the years ended Dec. 31, 2013, 2014, 2015 and 2016 cash G&A excludes acquisition and divestiture cost of $4.1 million ($1.07), $1.8 million ($0.16) and $3.8 million ($0.20/Boe) and $8.1 million ($0.42/Boe), respectively.

(3) Includes preferred dividends paid in common equity in Interest and Dividends and amortization of deferred gain associated with Western Catarina Midstream divestiture

Note: Cash G&A is a non-GAAP financial measure see "Non-GAAP Reconciliation and Measures" and LOE represents oil and natural gas production expense.

© 2017 Sanchez Energy Corporation

Strengthening Balance Sheet







SN LISTED NYSE

SN Leverage

5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

SN + Comanche Leverage

5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

Long-Term Outlook

- **EBITDA Projected to Double by 2018**
- **Generate Free Cash Flow in 2018**
- **Debt Leverage Below 3.0x in 2018**

** Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI*

© 2017 Sanchez Energy Corporation

Sanchez Energy: Summary Highlights

Dominate Western Eagle Ford Acreage Position	◆ Announced $2.3 billion acquisition in the Western Eagle Ford ◆ Leased 110,000 net acres in Maverick and Javelina areas
Relentless Focus on Improving Well Economics	◆ Well costs have decreased greater than 60% since the end of 2014 ◆ Over 4,000 net drilling locations with wellhead rate of returns in excess of 50%
Significant Resource Potential	◆ Over 4,000 gross unbooked Upper and Middle Eagle Ford Shale locations ◆ Javelina play has over 3.6 Tcfe of resource potential
Strengthening Balance Sheet	◆ On pace to generate free cash flow in 2018 ◆ Estimated leverage ratio under 3.0x in 2018 ◆ Exited 2016 with ~$800 million of liquidity

© 2017 Sanchez Energy Corporation

SN
LISTED
NYSE

Appendix

© 2017 Sanchez Energy Corporation

2017 Production and Cost Guidance

SN LISTED NYSE

	Guidance[1]	
	FY 2017	**FY 2018**
Production Volumes:		
Oil (Bbls/d)	29,250 - 30,750	39,200 - 41,160
NGLs (Bbls/d)	23,010 - 24,190	28,800 - 30,240
Natural Gas (Mcf/d)	154,440 - 162,360	192,000 - 201,600
Barrel of Oil Equivalent (Boe/d)	78,000 - 82,000	100,000 - 105,000

Operating Costs & Expenses :		
Cash Production Expense ($/Boe)[2]	$9.00 - $10.00	
Non-Cash Production Expense ($MM)	$15	
Production & Ad Valorem Taxes (% of O&G Revenue)	5% - 6%	
Cash G&A ($/Boe)[3]	$2.00 - $2.50	

(1) *Assumes each period is operated in ethane rejection; Subsequent quarterly production may fluctuate due to the effects of pad drilling (typical pad size will vary between 5 and 10 wells per pad)*
(2) *Cash Production Expense guidance only relates to production expenses reported on the cash flow statement and does not include the effect from the deferred gain related to the Western Catarina Midstream Divestiture.*
(3) *Excludes stock based compensation.*

© 2017 Sanchez Energy Corporation

Comanche Acquisition Adjacent to SN's Core Acreage

- ◆ **33.5 MBoe/d Net to SN**
  - 36% oil / 34% NGLs

- ◆ **Over $900 MM in NPV-10 Value** from PDP and PDNP (DUCs), net to SN

- ◆ **132 Drilled Uncompleted Wells** ("DUCs") de-risk near-term development and cash flow

- ◆ **Over 4,000 Identified Undeveloped Eagle Ford Shale Locations**



EagleFord
- Comanche Acreage
- SN Leases
- Oil
- Condensate
- Dry Gas

2017 capital activity focused on DUC completion and drilling acreage near Catarina

PDP + DUCs Account for ~80% of ~$1.15B Purchase Price

Asset Summary	PDP	PDNP (DUCs)	Development	Total	
Eagle Ford Locations (Gross)	1,435	132	4,240	5,807	
Resource (Net to SN) (MMBoe)	100	16	482	598	
NPV-10 (Net to SN) at Strip* ($MM)	$767	$155	$1,670	$2,592	

*NYMEX strip pricing as of 12/30/2016 (annual averages, held flat after 2021).

© 2017 Sanchez Energy Corporation

Strategic JV Facilitates Comanche Acquisition



Repeatable Structure – Matches Cash Flow with Appropriate Financing

Sanchez Energy

Blackstone Energy Partners

Restricted Subsidiary
$400 million
60% DUCs & PUD+

Non-Recourse Unrestricted Subsidiary
$750 million
100% PDP
40% DUCs & PUD+

Non-Recourse RBL

Preferred Equity

50% of Assets
$1.15 billion

50% of Assets
$1.15 billion

Comanche Eagle Ford Assets

See press release issued on 1/12/2017 for additional information

© 2017 Sanchez Energy Corporation

Drilling Inventory – Breakeven Analysis

SN LISTED NYSE

2,657 Total Net Engineered Locations – Average Estimated Breakeven Price ~$35/Bbl



Note: Assumes Flat $3.50 Gas; NGL Pricing @ 30% of WTI
Does not include Contingent or Prospective locations
Engineered Locations includes SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing

© 2017 Sanchez Energy Corporation

Detailed SN Hedge Position

SN
LISTED
NYSE

Crude Oil Hedges

Quarter	Type of Contract	Daily Volume Bbls/d	Floor Price	Ceiling Price
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
2Q17	**Total Volume**	**7,000**		
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
3Q17	**Total Volume**	**7,000**		
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
4Q17	**Total Volume**	**7,000**		

Natural Gas Hedges

Quarter	Type of Contract	Daily Volume MMBtus/d	Swap Price
	Swaps	104	$3.05
2Q17	**Total Volume**	**104**	
	Swaps	120	$3.08
3Q17	**Total Volume**	**120**	
	Swaps	103	$3.05
4Q17	**Total Volume**	**103**	
	Swaps	94	$3.03
1Q18	**Total Volume**	**94**	
	Swaps	84	$3.02
2Q18	**Total Volume**	**84**	
	Swaps	75	$3.02
3Q18	**Total Volume**	**75**	
	Swaps	71	$3.01
4Q18	**Total Volume**	**71**	
	Swaps	20	$3.02
1Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
2Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
3Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
4Q19	**Total Volume**	**20**	

As of 3/20/17

© 2017 Sanchez Energy Corporation

Detailed UnSub Hedge Position

Crude Oil Hedges

Quarter	Type of Contract	Daily Volume Bbls/d	Floor Price	Ceiling Price
	Swaps	7,396	$55.85	
2Q17	Total Volume	7,396		
	Swaps	6,750	$55.85	
3Q17	Total Volume	6,750		
	Swaps	6,293	$55.85	
4Q17	Total Volume	6,293		
	Swaps	6,044	$55.85	
1Q18	Total Volume	6,044		
	Swaps	5,637	$55.85	
2Q18	Total Volume	5,637		
	Swaps	5,293	$55.85	
3Q18	Total Volume	5,293		
	Swaps	5,120	$53.52	
4Q18	Total Volume	5,120		
	Swaps	5,000	$53.52	
1Q19	Total Volume	5,000		
	Swaps	4,714	$53.52	
2Q19	Total Volume	4,714		
	Swaps	4,500	$53.52	
3Q19	Total Volume	4,500		
	Swaps	4,304	$53.52	
4Q19	Total Volume	4,304		
	Swaps	4,187	$53.52	
1Q20	Total Volume	4,187		

Natural Gas Hedges

Quarter	Type of Contract	Daily Volume MMBtus/d	Swap Price
	Swaps	43	$3.26
2Q17	Total Volume	43	
	Swaps	40	$3.26
3Q17	Total Volume	40	
	Swaps	37	$3.26
4Q17	Total Volume	37	
	Swaps	36	$3.26
1Q18	Total Volume	36	
	Swaps	34	$3.26
2Q18	Total Volume	34	
	Swaps	32	$3.26
3Q18	Total Volume	32	
	Swaps	31	$2.82
4Q18	Total Volume	31	
	Swaps	30	$2.82
1Q19	Total Volume	30	
	Swaps	29	$2.82
2Q19	Total Volume	29	
	Swaps	28	$2.82
3Q19	Total Volume	28	
	Swaps	27	$2.82
4Q19	Total Volume	27	
	Swaps	26	$2.82
1Q20	Total Volume	26	

As of 3/20/17

© 2017 Sanchez Energy Corporation

Capitalization Summary

- **Revolving credit facility (due June 2019)**
  - ❖ $350 million borrowing base with an elected commitment of $300 million and an interest rate of LIBOR + 2.00% - 3.00% as of 6/30/16
  - ❖ Financial Maintenance Covenants:
    - Maximum Net First Lien Debt to LTM EBITDA of 2.0x
    - Minimum Current Ratio of 1.0x

- **$600 million of 7.75% senior unsecured notes (due June 2021)**
  - ❖ No liquidity or financial maintenance covenants

- **$1,150 million of 6.125% senior unsecured notes (due January 2023)**
  - ❖ No liquidity or financial maintenance covenants

- **~$91 million of 4.875% cumulative perpetual convertible preferred stock, series A**
  - ❖ Convertible into ~4.3 million shares of common stock ($21.51/share)
  - ❖ Mandatorily convertible after 10/5/17 if common stock trades above $27.96 for at least 20 out of 30 trading days
  - ❖ No liquidity or financial maintenance covenants

- **~$177 million of 6.50% cumulative perpetual convertible preferred stock, series B**
  - ❖ Convertible into ~8.3 million shares of common stock ($21.40/share)
  - ❖ Mandatorily convertible after 4/6/18 if common stock trades above $27.82/share for at least 20 out of 30 trading days
  - ❖ No liquidity or financial maintenance covenants

- **Common shares outstanding as of 2/6/17:**
  - ❖ Basic: 78.6 million
  - ❖ Fully diluted: 91.1 million (assuming full conversion of both series of preferred stock)

© 2017 Sanchez Energy Corporation

2016 Catarina Appraisal Results

SN LISTED NYSE

Piloncillo E33 (Pilot + 4 MEF laterals)

- Highest IP rate pad brought online to date (1,500-1,800 Boe/d per well)
- Exceeds south central type curve

Piloncillo A25 (Pilot + 3 UEF/MEF laterals)

- Successful step out test of UEF/MEF stack
- High fluid volume test and high proppant volume test

Piloncillo B1 (Pilot + 4 MEF laterals)

- North Central step-out appraisal linking West Stack to South Central
- Completions design testing
- Performance exceeds west stack type curve, particularly for yield


East
B-1
West Stack
South Central
A-25
E-33
West

SC CATARINA E33		
Oil	IP (Bbl/d)	575
	Initial Decline (%)	73.0%
	Oil EUR (MBbl)	411
Gas	IP (Mcf/d)	5,000
	Initial Decline (%)	70.0%
	Gas EUR (MMcf)	3,200
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	476
3 Stream EUR (MBoe)		**1,420**
% Oil		*29%*
Well Cost ($M)		$3,200

© 2017 Sanchez Energy Corporation

Leader in Existing Multi-Bench Development

SN
LISTED
NYSE

Multi-Bench Development of Existing Sanchez Assets



Catarina Development

Wellbore Placement
- Upper - Middle
- PDP
- SN Leases
- Oil
- Condensate
- Dry Gas



Catarina Drilled Wells in Middle & Upper Eagle Ford

- ◆ Sanchez is a leader in multi-bench development of the Eagle Ford
  - ❖ Over 300 producing wells currently online

- ◆ Stacked development accounts for greater than 90% of current Catarina development program

- ◆ Development of multiple zones concurrently enhances total hydrocarbon recovery per acre

- ◆ Wellhead returns in excess of 50% at current strip*

Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI

© 2017 Sanchez Energy Corporation

Western Catarina Development

SN LISTED NYSE

- Stacked development focused in the Lower and Middle Eagle Ford
- Significant amount of additional high rate of return drilling inventory remaining
- Successful infill and step-out drilling program to date continues to yield strong returns at current strip pricing



EagleFord
Producing Well
Planned Well
SN Leases
Oil
Condensate
Dry Gas
DIMMIT
LA SALLE
3
Miles

WESTERN CATARINA		
Oil	IP (Bbl/d)	200
	Initial Decline (%)	65.0%
	Oil EUR (MBbl)	181
Gas	IP (Mcf/d)	3,000
	Initial Decline (%)	65.0%
	Gas EUR (MMcf)	2,175
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	324
3 Stream EUR (MBoe)		**867**
% Oil		*21%*
Well Cost ($M)		$3,200
NPV10 ($M)		$2,451
IRR (%)		46%

Western Catarina Type Curve



Gas Rate (Mcf/d)
6,000
4,000
2,000
1,000
600
400
200
0
20
40
60
80
100
120
140
160
180
Producing Days

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

© 2017 Sanchez Energy Corporation

Comanche: Area 3 Overview

SN LISTED NYSE

2017 Activity In Area 3
Net Capital ~$80MM
Drilling of 61 Gross Development Wells
Completions of 40 Gross Development Wells
Completions of 80 Gross DUCs





BRISCOE CATARINA RANCH 1 [SSTVD]
140’
100’

Comanche Area 3		
Oil	IP (Bbl/d)	520
	Initial Decline (%)	78.0%
	Oil EUR (MBbl)	258
Gas	IP (Mcf/d)	2,487
	Initial Decline (%)	74.0%
	Gas EUR (MMcf)	1,123
NGL	NGL Yield (Bbl/MMcf)	129
	NGL EUR (MBbl)	188
3 Stream EUR (MBoe)		633
% Oil		*41%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$3,079
IRR (%)*		71%

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

Area 3 – Target Strategy



AC
Upper EF
Middle EF
Lower EF
600’
BUDA

© 2017 Sanchez Energy Corporation

Comanche: Area 5 Overview

SN LISTED NYSE

2017 Activity In Area 5
Net Capital ~$55MM
Drilling of 51 Gross Development Wells
Completions of 20 Gross Development Wells
Completions of 50 Gross DUCs

DIAMOND H RANCH: 9H [SSTVD]
KTHC
GRSL
SSTVD
Ro_calc
XPHI_268
Sw_simple
M1RX
BVW_calc
Spectral fill
Gamma ray
Color fill
CALC color
SW_simple_pay
TOC
TOCuran
Vsh_Larionov_K
6602.8
6650
6700
6750
6800
6850
6900
6950
Zone UPPER EAGLE FORD
Zone LOWER EAGLE FORD
160’

Comanche Area 5		
Oil	IP (Bbl/d) Initial Decline (%) Oil EUR (MBbl)	740 77.0% 413
Gas	IP (Mcf/d) Initial Decline (%) Gas EUR (MMcf)	1,289 71.0% 582
NGL	NGL Yield (Bbl/MMcf) NGL EUR (MBbl)	129 98
3 Stream EUR (MBoe)		**607**
% Oil		*68%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$5,247
IRR (%)*		100%+

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*





Area 5 – Target Strategy



AC
Upper EF
Middle EF
Lower EF
600’
BUDA

© 2017 Sanchez Energy Corporation

44

Maverick Regional

- ◆ 2017 Maverick development activity

  - ❖ 35 net wells at 750 ft in-zone spacing

- ◆ 2016 appraisal focused on double and triple stacking Eagle Ford target intervals

- ◆ 500+ well inventory for single zone LEF; nearly doubles with UEF stack



MAVERICK Type Curve		
Oil	IP (Bbl/d)	550
	Initial Decline (%)	76%
	Oil EUR (MBbl)	329
Gas	IP (Mcf/d)	120
	Initial Decline (%)	68%
	Gas EUR (MMcf)	62
NGL	NGL Yield (Bbl/MMcf)	117
	NGL EUR (MBbl)	11
3 Stream EUR (MBoe)		**350**
% Oil		*94%*
Well Cost ($M)		$3,000
NPV10 ($M)*		$3,371
IRR (%)*		79%

Price Deck: Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI



© 2017 Sanchez Energy Corporation

Non–GAAP Reconciliation and Measures

Disclosure of Net Present Value ("NPV")

The Company presents the net present value (denoted "NPV" or "NPV10" in the presentation) of our reserves attributable to our Engineered and Contingent Locations as of December 30, 2016, which is equal to the present value, discounted at 10% per annum, of the estimated fair value of future cash flows of our these net of capital and operating costs, before deducting future income taxes. The Company has used a specified price deck and reserve classifications as described in this presentation. These assumptions do not coincide with SEC pricing or reserve classification guidelines. The Company does not believe NPV to be a "Non-GAAP financial measure," as defined in SEC rules, since GAAP does not provide for disclosure of the Standardized Measure as of an interim date or when using non-SEC guided assumptions and the Company believes there is no directly comparable GAAP measure; therefore it is not practicable to provide a reconciliation to any GAAP measure. The Company uses NPV as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities. NPV should not be considered as an estimate of fair market value or as an alternative to PV-10 or Standardized Measure. The Company's calculations of NPV are based on numerous assumptions that may change as a result of future activities or circumstances.

Explanation of Non-GAAP Measures

EBITDA is defined by the Company as net income (loss) PLUS: (1) interest expense, including net losses (gains) on interest rate derivative contracts; (2) net losses (gains) on commodity derivatives; (3) net settlements received (paid) on commodity derivatives; (4) depletion, depreciation, amortization, and accretion; (5) stock-based compensation expense; (6) acquisition costs included general and administrative; (7) income tax expense (benefit); (8) loss (gain) on sale of oil and natural gas properties; (9) impairment of oil and natural gas properties; and (10) other non-recurring items that we deem appropriate; LESS: (1) premiums on commodity derivative contracts; (2) interest income; and (3) other non-recurring items that we deem appropriate.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure, or historical cost basis. It is also used to assess our ability to incur and service debt and fund capital expenditures.

Our Adjusted EBITDA should not be considered an alternative to net income (loss), operating income (loss), cash flow provided by or used in operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

This presentation contains disclosure of free cash flow, which is a "non-GAAP financial measure," as defined in SEC rules. Free cash flow is presented herein because of the wide acceptance of such measure by the investment community as financial indicators of a company's ability to internally fund exploration and development activities. We also view the non-GAAP measure of free cash flow as a useful tool for comparisons of our financial indicators with those of peer companies that follow the full cost method of accounting. Free cash flow should not be considered as an alternative to net income or other cash flow presentations, as defined by GAAP. We have not included in this presentation forward-looking cash flows from operating activities because such information is not accessible on a forward-looking basis without an unreasonable effort. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measure, free cash flow, to the most directly comparable GAAP financial measure, cash flows from operating activities, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing this forward-looking non-GAAP financial measure without the directly comparable GAAP financial measure is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.

This presentation contains disclosure of cash production expense, which is a "non-GAAP financial measure," as defined in SEC rules. Cash production expense equals production expense minus non-cash production expenses. Cash production expense is presented herein in an attempt to assist the public in understanding the difference between production expense as will be reported in SEC filed financials. We also view the non-GAAP measure of cash production expense as a useful tool for comparisons of our financial indicators with those of peer companies. Cash production expense should not be considered as an alternative to production expense presentations, as defined by GAAP.

This presentation contains disclosure of cash G&A per Boe, which is a "non-GAAP financial measure," as defined in SEC rules. Cash G&A expense equals G&A excluding certain non-recurring acquisition and divestiture expenses and stock based compensation. Cash G&A is reported herein because this measure is commonly used by management, analysts and investors as an indicator of cost management and operating efficiency on a comparable basis from period to period. In addition, management believes cash G&A per Boe is used by analysts and others in valuation, comparison and investment recommendations of companies in the oil and gas industry to allow for analysis of G&A spend without regard to stock-based compensation programs which can vary substantially from company to company. Cash G&A per Boe should not be considered as an alternative to, or more meaningful than, total G&A per Boe as determined in accordance with U.S. GAAP and may not be comparable to other similar titled measures of other companies. We have not included in this presentation forward-looking G&A per Boe because such information is not accessible on a forward-looking basis without an unreasonable effort. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measure, cash G&A per Boe, to the most directly comparable GAAP financial measure, G&A per Boe, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing this forward-looking non-GAAP financial measure without the directly comparable GAAP financial measure is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.

© 2017 Sanchez Energy Corporation